Form 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Name and Address of Reporting Issuer

Catalyst Paper Corporation (“Catalyst Paper” or the “Company”)
2nd Floor – 3600 Lysander Lane
Richmond, British Columbia
V7B 1C3

Item 2.	Date of Material Change

February 10, 2008

Item 3.	News Release

A news release relating to the material change described in this report was issued on February 11, 2008.

Item 4.	Summary of Material Changes

On February 11, 2008 Catalyst Paper announced it had entered into a definitive agreement with AbitibiBowater to acquire its Snowflake Arizona recycled newsprint mill for a total consideration of US$161 million in cash.

Item 5.	Full Description of Material Change

Item 5.1	Full Description of the Material Change

Catalyst Paper Corporation announced that it has entered into a definitive agreement with a subsidiary of AbitibiBowater to acquire its Snowflake Arizona recycled newsprint mill for a total consideration of US$161 million in cash. The purchase price excludes trade receivables of approximately US$19 million that are being retained by AbitibiBowater.

The acquisition will be financed through a combination of Catalyst Paper's revolving credit facilities and a proposed C$125 million rights offering.

The Acquisition

The Snowflake mill, a leading recycled newsprint producer with annual production capacity of 375,000 metric tonnes on two modern paper machines, is regarded as one of the lowest cost newsprint mills in North America. The acquisition of the Snowflake mill will increase Catalyst Paper's total newsprint production capacity to approximately 980,000 metric tonnes. The mill also houses a corrugating medium machine owned by Smurfit Stone Container Corporation, which is operated by the Snowflake mill. The Apache Railway Company, a short-line railroad operating freight service between Snowflake, AZ and Holbrook, AZ is also included in the transaction. In 2006, the Snowflake mill generated earnings before interest, taxes, depreciation and amortization ("EBITDA") of US$58 million on net revenues of US$195 million. For the last 12 months ending September 30, 2007, the Snowflake mill generated EBITDA of US$30 million on net revenues of US$185 million. These EBITDA figures exclude AbitibiBowater corporate charges.

The acquisition of the Snowflake mill assets will provide the company with:

•	one of the lowest-cost newsprint mills in North America;
•	geographic, fibre and currency diversification;
•	the opportunity to expand into one of North America's fastest growing metropolitan regions, with no other newsprint mill operating within a 1,600 kilometre radius;
•	an energy self-sufficient asset with the potential to sell excess electricity onto the power grid;
•

expected annual synergies of at least US$10 million through increased scale which will provide general overall cost reduction in purchasing, sales, marketing and other services, and optimization of product distribution networks; and

•	favourable business environment and industry hosting conditions.

The acquisition of the Snowflake mill is subject to the consent of the U.S. Department of Justice, other customary conditions and completion of the rights offering financing and is expected to close in the second quarter of 2008. The transacting parties have also agreed to a three-year supply contract under which AbitibiBowater will provide approximately 40% of the Snowflake mill's recycled fibre supply in the first year, decreasing in proportion over the life of the agreement. Catalyst Paper intends to source the remainder of the mill's fibre requirements directly from the recycled fibre market in western North America.

Financing the Acquisition

The acquisition will be funded through a combination of debt and equity. Catalyst Paper intends to raise the equity portion by way of a C$125 million rights offering. Catalyst Paper has entered into an oversubscription agreement with Third Avenue International Value Fund ("TAVIX"), a fund related to Third Avenue Management LLC, under which TAVIX has agreed to exercise rights to subscribe for up to C$62.5 million of subscription receipts not otherwise subscribed for under the rights offering. TAVIX, along with other client accounts for which Third Avenue Management LLC serves as investment adviser, is Catalyst Paper's largest shareholder. In addition, Catalyst Paper has entered into a standby purchase agreement for the remaining C$62.5 million with BMO Capital Markets and Genuity Capital Markets, pursuant to which the standby purchasers have agreed to take up any subscription receipts not otherwise subscribed for under the rights offering.

The remainder of the purchase price consideration will be financed using availability under Catalyst Paper's revolving credit facilities. The rights offering, which is subject to regulatory approval, will be made pursuant to a prospectus to be filed in each of the provinces of Canada. A registration statement will also be filed with the U.S. Securities and Exchange Commission. Further details of the distribution of the rights will be provided in the prospectus and registration statement. Under the terms of the rights offering, common shareholders of Catalyst Paper as of a record date which is yet to be determined, will receive rights to subscribe for subscription receipts of Catalyst Paper. Each subscription receipt will be automatically exchanged for one Catalyst Paper common share without additional consideration on completion of the Snowflake mill acquisition. The subscription price under the rights offering will be a 40% discount to the theoretical ex-rights price based on the five-day volume weighted average price of the common shares of the Company on the TSX prior to filing the final prospectus. Application will be made to list the rights for trading on the TSX. The rights will be exercisable for at least 21 days following the date of mailing of the final prospectus. Board Approval and Financial Advisor

The Board of Directors of Catalyst Paper has approved these transactions. BMO Capital Markets acted as exclusive financial advisor to Catalyst Paper on the acquisition.

Item 5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6.	Reliance on subsection 7.1(2) and (3) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

The following senior officer of Catalyst Paper is knowledgeable about the material change described in this report and may be contacted by any of the Securities Commissions with respect to the change:

Valerie Seager
Vice President and General Counsel
Telephone: 604-247-4017
Fax: 604-247-0551

Item 9.	Date of Report

February 18, 2008